GlobalFoundries Reports Fourth Quarter 2024 and Fiscal Year 2024
Financial Results

Malta, New York, February 11, 2025 - GlobalFoundries Inc. (GF) (Nasdaq: GFS) today announced preliminary financial results for the fourth quarter and fiscal year ended December 31, 2024.

Key Fourth Quarter Financial Highlights
•Revenue of $1.830 billion
•Gross margin of 24.5% and Non-IFRS gross margin(1) of 25.4%
•Operating margin of (38.3)% and Non-IFRS operating margin(1) of 15.6%
•Net loss of $729 million and Non-IFRS net income(1) of $256 million
•Diluted loss per share of $1.32 and Non-IFRS diluted earnings per share of $0.46
•Non-IFRS adjusted EBITDA(1) of $661 million
•Ending cash, cash equivalents and marketable securities of $4.2 billion
•Net cash provided by operating activities of $457 million and Non-IFRS adjusted free cash flow(1) of $328 million

Key Full Year 2024 Financial Highlights
•Revenue of $6.750 billion
•Gross margin of 24.5% and Non-IFRS gross margin(1) of 25.3%
•Net loss of $262 million and Non-IFRS net income(1) $870 million
•Diluted loss per share of $0.48 and Non-IFRS diluted earnings per share of $1.56
•Non-IFRS adjusted EBITDA(1) of $2.475 billion
•Year to date net cash provided by operating activities of $1.722 billion and Non-IFRS adjusted free cash flow(1) of $1.107 billion

"In the fourth quarter, the GF team delivered solid financial results that exceeded the Non-IFRS midpoint of the guidance ranges we provided in our November earnings release,” said Dr. Thomas Caulfield, President and CEO of GF. "2024 presented a unique set of challenges for our industry, but thanks to our focus on operational excellence, we generated over $1 billion of Non-IFRS adjusted free cash flow(1). As we look to 2025, we are encouraged by our strong design win momentum across our end markets and product portfolio as we position GF for a growth year."

In the fourth quarter 2024, GF recorded a $935 million impairment charge on the long-lived assets relating to legacy investments in production capacity at its facility in Malta, New York. GF undertook this action pursuant to the diversification of its long-term manufacturing technology platform roadmap in Malta, which is consistent with the Company’s previously communicated technology transfer strategy needed to meet expected long-term customer demand. Since such impairment is not expected to be a recurring event, the Company believes this additional adjustment to Non-IFRS(1) metrics better enables management and investors to make more meaningful comparisons of fourth quarter 2024 results against prior periods.

Recent Business Highlights

•GF announced a first-of-its-kind center for advanced packaging and test capabilities, to be developed at its Malta, New York facility. Supported by grants from New York State and the U.S. Department of Commerce, GF’s Advanced Packaging and Photonics Center will help meet the growing demand for U.S.-made essential chips used in AI, automotive, aerospace and defense, and communications applications.

•IDEMIA and GF announced a partnership to deliver next-generation smart card technology with improved data retention, low read latency and enhanced power efficiency - saving customers cost and time. This multi-year collaboration will be 100% manufactured and tested in Europe on GF's 28ESF3 platform, ensuring trusted providence.

•Lightmatter announced that it will use GF’s Fotonix™ fabrication platform to develop the industry’s most robust and scalable AI interconnect solution. By integrating electronics and photonics into a single CMOS wafer, GF's unique solution will enable the speed and efficiency needed for future AI data centers.

(1)    See “Reconciliation of IFRS to Non-IFRS" for a detailed reconciliation of Non-IFRS financial measures to the most directly comparable IFRS measure. See "Financial Measures (Non-IFRS)" for further discussion on these Non-IFRS measures and why we believe they are useful.

GlobalFoundries Inc.

Summary Quarterly Results
(Unaudited, in millions, except per share amounts and wafer shipments)

				Year-over-year		Sequential
	Q4'24	Q3'24	Q4'23	Q4'24 vs Q4'23		Q4'24 vs Q3'24

Net revenue	$1,830	$1,739	$1,854	$(24)	(1)%	$91	5%

Gross profit	$449	$414	$525	$(76)	(14)%	$35	8%
Gross margin	24.5%	23.8%	28.3%		(380)bps		+70bps

Non-IFRS gross profit(1)	$464	$429	$537	$(73)	(14)%	$35	8%
Non-IFRS gross margin(1)	25.4%	24.7%	29.0%		(360)bps		+70bps

Operating profit (loss)	$(701)	$185	$303	$(1,004)	(331)%	$(886)	(479)%
Operating margin	(38.3)%	10.6%	16.3%		(5,460)bps		(4,890)bps

Non-IFRS operating profit(1)	$285	$236	$383	$(98)	(26)%	$49	21%
Non-IFRS operating margin(1)	15.6%	13.6%	20.7%		(510)bps		+200bps

Net income (loss)	$(729)	$178	$278	$(1,007)	(362)%	$(907)	(510)%
Net income (loss) margin	(39.8)%	10.2%	15.0%		(5,480)bps		(5,000)bps

Non-IFRS net income(1)	$256	$229	$356	$(100)	(28)%	$27	12%
Non-IFRS net income margin(1)	14.0%	13.2%	19.2%		(520)bps		+80bps

Diluted earnings (loss) per share ("EPS")	$(1.32)	$0.32	$0.50	$(1.82)	(364)%	$(1.64)	(513)%

Non-IFRS diluted EPS(1)	$0.46	$0.41	$0.64	$(0.18)	(28)%	$0.05	12%

Non-IFRS adjusted EBITDA(1)	$661	$627	$773	$(112)	(14)%	$34	5%
Non-IFRS adjusted EBITDA margin(1)	36.1%	36.1%	41.7%		(560)bps		0bps

Cash from operating activities	$457	$375	$684	$(227)	(33)%	$82	22%

Wafer shipments (300mm equivalent) (in thousands)	595	549	552	43	8%	46	8%

(1) See “Reconciliation of IFRS to Non-IFRS" for a detailed reconciliation of Non-IFRS financial measures to the most directly comparable IFRS measure. See "Financial Measures (Non-IFRS)" for further discussion on these Non-IFRS measures and why we believe they are useful.

GlobalFoundries Inc.

Summary Annual Results
(Unaudited, in millions, except per share amounts and wafer shipments)

			Year-over-year
	FY2024	FY2023	FY2024 vs FY2023

Net revenue	$6,750	$7,392	$(642)	(9)%

Gross profit	$1,651	$2,101	$(450)	(21)%
Gross margin	24.5%	28.4%		(390)bps

Non-IFRS gross profit(1)	$1,709	$2,149	$(440)	(20)%
Non-IFRS gross margin(1)	25.3%	29.1%		(380)bps

Operating profit (loss)	$(214)	$1,129	$(1,343)	(119)%
Operating margin	(3.2)%	15.3%		(1,850)bps

Non-IFRS operating profit(1)	$920	$1,369	$(449)	(33)%
Non-IFRS operating margin(1)	13.6%	18.5%		(490)bps

Net income (loss)	$(262)	$1,018	$(1,280)	(126)%
Net income (loss) margin	(3.9)%	13.8%		(1,770)bps

Non-IFRS net income(1)	$870	$1,251	$(381)	(30)%
Non-IFRS net income margin(1)	12.9%	16.9%		(400)bps

Diluted EPS	$(0.48)	$1.83	$(2.31)	(126)%

Non-IFRS diluted EPS(1)	$1.56	$2.24	$(0.68)	(30)%

Non-IFRS adjusted EBITDA(1)	$2,475	$2,763	$(288)	(10)%
Non-IFRS adjusted EBITDA margin(1)	36.7%	37.4%		(70)bps

Cash from operating activities	$1,722	$2,125	$(403)	(19)%

Wafer shipments (300mm equivalent) (in thousands)	2,124	2,211	(87)	(4)%

(1) See “Reconciliation of IFRS to Non-IFRS" for a detailed reconciliation of Non-IFRS financial measures to the most directly comparable IFRS measure. See "Financial Measures (Non-IFRS)" for further discussion on these Non-IFRS measures and why we believe they are useful.

GlobalFoundries Inc.

Summary of First Quarter 2025 Guidance
(Unaudited, in millions, except per share amounts)(1)

	IFRS	Share-based compensation	Non-IFRS (2)
Net revenue	$1,550 - $1,600
Gross profit	$325 - $370	$14 - $16	$341 - $384
Gross margin(3) (mid-point)	22.1%		23.0%
Operating profit	$94 - $167	$47 - $57	$151 - $214
Operating margin(3) (mid-point)	8.3%		11.6%
Net income (4)	$78 - $142	$47 - $57	$135 - $189
Net income margin(3) (mid-point)	7.0%		10.3%
Diluted EPS	$0.14 - $0.26		$0.24 - $0.34

(1) The Guidance provided contains forward-looking statements as defined in the U.S. Private Securities Litigation Act of 1995, and is subject to the safe harbors created therein. The Guidance includes management's beliefs and assumptions and is based on information that is currently available.
(2) Non-IFRS gross profit, Non-IFRS operating expense, Non-IFRS operating profit, Non-IFRS net income and Non-IFRS diluted EPS are Non-IFRS measures and, for purposes of the Guidance only, are defined as gross profit, operating profit, net income and EPS before share-based compensation, respectively. Non-IFRS operating expense is calculated by subtracting Non-IFRS operating profit from Non-IFRS gross profit. See "Financial Measures (Non-IFRS)" for further discussion on these Non-IFRS measures and why we believe they are useful.
(3) Non-IFRS margins are Non-IFRS measures and for purposes of the Guidance only, are defined as Non-IFRS gross profit, Non-IFRS operating profit and Non-IFRS net income, each divided by net revenue (using the definitions of Non-IFRS gross profit, Non-IFRS operating profit and Non-IFRS net income, in footnote (2) above, as appropriate). See "Financial Measures (Non-IFRS)" for further discussion on these Non-IFRS measures and why we believe they are useful.
(4) Included in net income is net interest income and other income and expense which we estimate will be between $0 and $8 million for the first quarter 2025. Also included in net income is income tax expense which we estimate will be between $16 million and $33 million for the first quarter 2025.

GlobalFoundries Inc.

Consolidated Statements of Operations
(Unaudited, in millions, except for per share amounts)

	Three Months Ended		Year Ended
	December 31, 2024	December 31, 2023	December 31, 2024	December 31, 2023

Net revenue	$1,830	$1,854	$6,750	$7,392
Cost of revenue	1,381	1,329	5,099	5,291
Gross profit	$449	$525	$1,651	$2,101
Operating expenses:
Research and development	121	105	496	428
Selling, general and administrative	93	87	427	473
Restructuring charges	1	30	7	71
Impairment of long-lived assets	935	—	935	—
Total operating expenses	$1,150	$222	$1,865	$972
Operating profit (loss)	$(701)	$303	$(214)	$1,129
Finance income (expense), net	15	8	56	12
Other income (expense)	(1)	(12)	(12)	(57)
Income tax expense	(42)	(21)	(92)	(66)
Net income (loss)	$(729)	$278	$(262)	$1,018
Attributable to:
Shareholders of GlobalFoundries	(730)	277	(265)	1,020
Non-controlling interest	1	1	3	(2)
EPS:
Basic	$(1.32)	$0.50	$(0.48)	$1.85
Diluted	$(1.32)	$0.50	$(0.48)	$1.83
Shares used in EPS calculation:
Basic	553	553	553	552
Diluted	553	557	553	556

GlobalFoundries Inc.

Condensed Consolidated Statements of Financial Position
(Unaudited, in millions)

	December 31, 2024	December 31, 2023

Assets:
Cash and cash equivalents	$2,192	$2,387
Marketable securities	1,194	1,033
Receivables, prepayments and other	1,406	1,420
Inventories	1,624	1,487
Current assets	$6,416	$6,327
Deferred tax assets	$188	$241
Property, plant and equipment, net	7,762	9,829
Right-of-use assets	498	335
Marketable securities	839	468
Other assets	1,096	844
Non-current assets	$10,383	$11,717
Total assets	$16,799	$18,044
Liabilities and equity:
Current portion of long-term debt	$753	$571
Other current liabilities	2,291	2,528
Current liabilities	$3,044	$3,099
Non-current portion of long-term debt	$1,053	$1,801
Non-current portion of lease obligations	424	350
Other liabilities	1,454	1,643
Non-current liabilities	$2,931	$3,794
Total liabilities	$5,975	$6,893
Shareholders' equity:
Common stock / additional paid-in capital	$24,025	$24,038
Accumulated deficit	(13,266)	(13,001)
Accumulated other comprehensive income	17	67
Non-controlling interest	48	47
Total liabilities and equity	$16,799	$18,044

GlobalFoundries Inc.

Condensed Consolidated Statements of Cash Flows
(Unaudited, in millions)

	Three Months Ended		Year Ended
	December 31, 2024	December 31, 2023	December 31, 2024	December 31, 2023

Operating Activities:
Net income (loss)	$(729)	$278	$(262)	$1,018
Depreciation and amortization	378	402	1,568	1,451
Finance (income) expense, net and other	(28)	(21)	(38)	(21)
Impairment of long-lived assets	935	—	935	—
Other non-cash operating activities	(8)	49	138	184
Net change in working capital	(91)	(24)	(619)	(507)
Net cash provided by operating activities	$457	$684	$1,722	$2,125

Investing Activities:
Purchases of property, plant and equipment and intangible assets	$(135)	$(228)	$(625)	$(1,804)
Acquisitions, net of cash acquired	—	—	(69)	—
Net purchases of marketable securities	14	4	(496)	474
Other investing activities	29	129	65	(552)
Net cash used in investing activities	$(92)	$(95)	$(1,125)	$(1,882)

Financing Activities:
Proceeds from issuance of equity instruments and other	$—	$1	$21	$47
Purchases of treasury stock	—	—	(200)	—
Proceeds (repayment) of debt, net	(452)	(88)	(606)	(259)
Net cash used in financing activities	$(452)	$(87)	$(785)	$(212)
Effect of exchange rate changes	(7)	5	(7)	4
Net change in cash and cash equivalents	$(94)	$507	$(195)	$35
Cash and cash equivalents at the beginning of the period	2,286	1,880	2,387	2,352
Cash and cash equivalents at the end of the period	$2,192	$2,387	$2,192	$2,387

GlobalFoundries Inc.

Reconciliation of IFRS to Non-IFRS
(Unaudited, in millions, except for per share amounts)

	Three Months Ended			Year Ended
	December 31, 2024	September 30, 2024	December 31, 2023	December 31, 2024	December 31, 2023

Net Revenue	$1,830	$1,739	$1,854	$6,750	$7,392
Gross profit	$449	$414	$525	$1,651	$2,101
Gross margin	24.5%	23.8%	28.3%	24.5%	28.4%
Share-based compensation	15	15	12	58	48
Non-IFRS gross profit(1)	$464	$429	$537	$1,709	$2,149
Non-IFRS gross margin(1)	25.4%	24.7%	29.0%	25.3%	29.1%

Selling, general and administrative	$93	$98	$87	$427	$473
Share-based compensation	22	27	30	98	96
Structural optimization(2)	2	—	—	2	—
Non-IFRS selling, general and administrative(1)	$69	$71	$57	$327	$377

Research and development	$121	$130	$105	$496	$428
Share-based compensation	8	8	8	31	25
Structural optimization(2)	1	—	—	1	—
Amortization of acquired intangibles and other acquisition related charges	2	—	—	2	—
Non-IFRS research and development(1)	$110	$122	$97	$462	$403

Operating profit (loss)	$(701)	$185	$303	$(214)	$1,129
Operating margin	(38.3)%	10.6%	16.3%	(3.2)%	15.3%
Share-based compensation	45	50	50	187	169
Structural optimization(2)	3	—	—	3	—
Amortization of acquired intangibles and other acquisition related charges	2	—	—	2	—
Impairment of long-lived assets	935	—	—	935	—
Restructuring charges	1	1	30	7	71
Non-IFRS operating profit(1)	$285	$236	$383	$920	$1,369
Non-IFRS operating margin(1)	15.6%	13.6%	20.7%	13.6%	18.5%

Net income (loss)	$(729)	$178	$278	$(262)	$1,018
Net income (loss) margin	(39.8)%	10.2%	15.0%	(3.9)%	13.8%
Share-based compensation	45	50	50	187	169
Structural optimization(2)	3	—	—	3	—
Amortization of acquired intangibles and other acquisition related charges	2	—	—	2	—
Impairment of long-lived assets	935	—	—	935	—
Restructuring charges	1	1	30	7	71
Income tax effect(2)	(1)	—	(2)	(2)	(7)
Non-IFRS net income(1)	$256	$229	$356	$870	$1,251
Non-IFRS net income margin(1)	14.0%	13.2%	19.2%	12.9%	16.9%

Diluted earnings (loss) per share	$(1.32)	$0.32	$0.50	$(0.48)	$1.83
Share-based compensation	0.09	0.09	0.09	0.34	0.30
Structural optimization(2)	0.01	—	—	0.01	—
Amortization of acquired intangibles and other acquisition related charges	—	—	—	—	—
Impairment of long-lived assets	1.68	—	—	1.68	—
Restructuring charges	—	—	0.05	0.01	0.13
Income tax effect(3)	—	—	—	—	(0.02)
Diluted shares outstanding	556	555	557	556	556
Non-IFRS diluted EPS(1)	$0.46	$0.41	$0.64	$1.56	$2.24

(1) See "Financial Measures (Non-IFRS)" for further discussion on these Non-IFRS measures and why we believe they are useful.
(2)Structural optimization represents costs associated with employee workforce reduction.
(3) Relates to restructuring charges, structural optimization and amortization of acquired intangibles and other acquisition related charges.

GlobalFoundries Inc.

Reconciliation of IFRS to Non-IFRS

Non-IFRS Adjusted Free Cash Flow(1)
(Unaudited, in millions)

	Three Months Ended			Year Ended
	December 31, 2024	September 30, 2024	December 31, 2023	December 31, 2024	December 31, 2023

Net cash provided by operating activities	$457	$375	$684	$1,722	$2,125
Less: Purchases of property, plant and equipment and intangible assets	(135)	(162)	(228)	(625)	(1,804)
Add: Proceeds from government grants(2)	6	3	—	10	—
Non-IFRS adjusted free cash flow(1)	$328	$216	$456	$1,107	$321

(1) See "Financial Measures (Non-IFRS)" for further discussion on this Non-IFRS measure and why we believe it is useful.
(2) Beginning Q1 2024 Non-IFRS adjusted free cash flow includes proceeds from government grants related to capital expenditures. This change in methodology is in anticipation of future expected proceeds from government grants related to capital expenditures from the planned funding awarded under the U.S. CHIPS and Science Act and the New York State Green CHIPS, and better aligns our Non-IFRS adjusted free cash flow metric to how GF assesses capital decisions internally. As such, prior periods have not been adjusted to reflect this new calculation methodology.

Reconciliation of IFRS to Non-IFRS

Non-IFRS Adjusted EBITDA
(Unaudited, in millions)

	Three Months Ended			Year Ended
	December 31, 2024	September 30, 2024	December 31, 2023	December 31, 2024	December 31, 2023

Net revenue	$1,830	$1,739	$1,854	$6,750	$7,392
Net income (loss) for the period	(729)	178	278	(262)	1,018
Net income (loss) margin	(39.8)%	10.2%	15.0%	(3.9)%	13.8%
Depreciation and amortization	378	396	402	1,568	1,451
Finance expense	34	37	35	145	137
Finance income	(49)	(52)	(43)	(201)	(149)
Income tax expense (benefit)	42	17	21	92	66
Share-based compensation	45	50	50	187	169
Restructuring charges	1	1	30	7	71
Impairment of long-lived assets	935	—	—	935	—
Structural optimization	3	—	—	3	—
Other acquisition related charges	1	—	—	1	—
Non-IFRS adjusted EBITDA(1)	$661	$627	$773	$2,475	$2,763
Non-IFRS adjusted EBITDA margin(1)	36.1%	36.1%	41.7%	36.7%	37.4%

(1) See "Financial Measures (Non-IFRS)" for further discussion on this Non-IFRS measure and why we believe it is useful.

GlobalFoundries Inc.

Financial Measures (Non-IFRS)

In addition to the financial information presented in accordance with International Financial Reporting Standards ("IFRS"), this press release includes the following Non-IFRS financial measures: Non-IFRS gross profit, Non-IFRS operating profit, Non-IFRS operating expense, Non-IFRS net income, Non-IFRS selling, general and administrative, Non-IFRS research and development, Non-IFRS diluted earnings per share (“EPS”), Non-IFRS adjusted EBITDA, Non-IFRS adjusted free cash flow and any related margins. We define Non-IFRS gross profit, Non-IFRS selling, general and administrative, Non-IFRS research and development, Non-IFRS operating profit and Non-IFRS net income as gross profit, selling, general and administrative, research and development, operating profit and net income, respectively, adjusted for share-based compensation, structural optimization, amortization of acquired intangibles and other acquisition related charges, impairment of long-lived assets, restructuring charges and any associated income tax effects. We define Non-IFRS operating expense as Non-IFRS gross profit minus Non-IFRS operating profit. We define Non-IFRS diluted EPS as Non-IFRS net income divided by the diluted shares outstanding. We define Non-IFRS adjusted free cash flow as cash flow provided by (used in) operating activities less purchases of property, plant and equipment and intangible assets plus proceeds from government grants related to capital expenditures. We define Non-IFRS adjusted EBITDA as net income adjusted for the impact of finance expense, finance income, income tax expense (benefit), depreciation and amortization, share-based compensation, restructuring charges, impairment of long-lived assets, structural optimization and acquisition related charges. We define Non-IFRS gross margin, Non-IFRS operating margin, Non-IFRS net income margin and Non-IFRS adjusted EBITDA margin as Non-IFRS gross profit, Non-IFRS operating profit, Non-IFRS net income and Non-IFRS adjusted EBITDA, respectively, divided by net revenue. Any adjustments described above that are zero for a given period are excluded from the “Reconciliation of IFRS to Non-IFRS” table. See "Reconciliation of IFRS to Non-IFRS" section for a detailed reconciliation of Non-IFRS financial measures to the most directly comparable IFRS measure.

In the fourth quarter 2024, GF recorded a $935 million impairment charge on the long-lived assets relating to legacy investments in production capacity at its facility in Malta, New York. GF undertook this action pursuant to the diversification of its long-term manufacturing technology platform roadmap in Malta, which is consistent with the Company’s previously communicated technology transfer strategy needed to meet expected long-term customer demand. Since such impairment is not expected to be a recurring event, the Company believes this additional adjustment to Non-IFRS metrics better enables management and investors to make more meaningful comparisons of fourth quarter 2024 results against prior periods.

We believe that in addition to our results determined in accordance with IFRS, these Non-IFRS financial measures provide useful information to both management and investors in measuring our financial performance and highlight trends in our business that may not otherwise be apparent when relying solely on IFRS measures. These Non-IFRS financial measures provide supplemental information regarding our operating performance that excludes certain gains, losses and non-cash charges that occur relatively infrequently and/or that we consider to be unrelated to our core operations. Management believes that Non-IFRS adjusted free cash flow as a Non-IFRS measure is helpful to investors as it provides insights into the nature and amount of cash the Company generates in the period.

Non-IFRS financial information is presented for supplemental informational purposes only and should not be considered in isolation or as a substitute for financial information presented in accordance with IFRS. Our presentation of Non-IFRS measures should not be construed as an inference that our future results will be unaffected by unusual or nonrecurring items. Other companies in our industry may calculate these measures differently, which may limit their usefulness as comparative measures.

Conference Call and Webcast Information

GF will host a conference call with the financial community on Tuesday, February 11, 2025 at 8:30 a.m. U.S. Eastern Time (ET) to review the fourth quarter and full year 2024 results in detail. Interested parties may join the scheduled conference call by registering at https://register.vevent.com/register/BIe37b8e7058dd4737aeed44b03d7f527d.

The call will be webcast and can be accessed from the GF Investor Relations website https://investors.gf.com. A replay of the call will be available on the GF Investor Relations website within 24 hours of the actual call.

About GlobalFoundries

GlobalFoundries® (GF®) is one of the world’s leading semiconductor manufacturers. GF is redefining innovation and semiconductor manufacturing by developing and delivering feature-rich process technology solutions that provide leadership performance in pervasive high growth markets. GF offers a unique mix of design, development and fabrication services. With a talented and diverse workforce and an at-scale manufacturing footprint spanning the U.S., Europe and Asia, GF is a trusted technology source to its worldwide customers. For more information, visit www.gf.com.

Forward-looking Statements

This press release includes “forward-looking statements” that reflect our current expectations and views of future events. These forward-looking statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995 and include but are not limited to, statements regarding our financial outlook, future guidance, product development, business strategy and plans, and market trends, opportunities and positioning. These statements are based on current expectations, assumptions, estimates, forecasts, projections and limited information available at the time they are made. Words such as “expect,” “anticipate,” “should,” “believe,” “hope,” “target,” “project,” “goals,” “estimate,” “potential,” “predict,” “may,” “will,” “might,” “could,” “intend,” “shall,” "outlook," "on track" and variations of these terms or the negative of these terms and similar expressions are intended to identify these forward-looking statements, although not all forward-looking statements contain these identifying words. Forward-looking statements are subject to a broad variety of risks and uncertainties, both known and unknown. Any inaccuracy in our assumptions and estimates could affect the realization of the expectations or forecasts in these forward-looking statements. For example, our business could be impacted by geopolitical conditions such as the ongoing political and trade tensions with China and the continuation of conflicts in Ukraine and Israel; domestic political developments following the change in the U.S. administration; the market for our products may develop or recover more slowly than expected or than it has in the past; we may fail to achieve the full benefits of our restructuring plan; our operating results may fluctuate more than expected; there may be significant fluctuations in our results of operations and cash flows related to our revenue recognition or otherwise; a network or data security incident that allows unauthorized access to our network or data or our customers’ data could result in a system disruption, loss of data or damage our reputation; we could experience interruptions or performance problems associated with our technology, including a service outage; global economic conditions could deteriorate, including due to rising inflation and any potential recession; and our expected results and planned expansions and operations may not proceed as planned if funding we expect to receive (including the planned awards under the U.S. CHIPS and Science Act and New York State Green CHIPS) is delayed or withheld for any reason. It is not possible for us to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results or outcomes to differ materially from those contained in any forward-looking statements we may make. Moreover, we operate in a competitive and rapidly changing market, and new risks may emerge from time to time. You should not rely upon forward-looking statements as predictions of future events. These statements are based on our historical performance and on our current plans, estimates and projections in light of information currently available to us, and therefore you should not place undue reliance on them.

Although we believe that the expectations reflected in our statements are reasonable, we cannot guarantee that the future results, levels of activity, performance or events and circumstances described in the forward-looking statements will be achieved or occur. Moreover, neither we, nor any other person, assumes responsibility for the accuracy and completeness of these statements. Recipients are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date such statements are made and should not be construed as statements of fact. Except to the extent required by federal securities laws, we undertake no obligation to update any information or any forward-looking statements as a result of new information, subsequent events or any other circumstances after the date hereof, or to reflect the occurrence of unanticipated events. For a discussion of potential risks and uncertainties, please refer to the risk factors and cautionary statements in our 2023 Annual Report on Form 20-F, current reports on Form 6-K and other reports filed with the Securities and Exchange Commission (SEC). Copies of our SEC filings are available on our Investor Relations website, investors.gf.com, or from the SEC website, www.sec.gov.

For further information, please contact:

Investor Relations
ir@gf.com